INTER&CO, INC. BANCO INTER S.A. SECURES LICENSE TO LAUNCH ITS U.S. BRANCH INTER & CO, INC. (B3: INBR32; NASDAQ: INTR) (“Inter&Co” or “Company”), hereby announces that Banco Inter S.A. (“Banco Inter”) has obtained the license from the Florida Office of Financial Regulation (“OFR”) to launch and operate its state-licensed branch branch in Miami, Florida (“US Branch”). This announcement follows the Form 6-K filed on January 16, 2026, which disclosed that Banco Inter had received approvals from the Board of Governors of the Federal Reserve (“FED”) and the OFR to establish the US Branch. With the the issuance of the license, Banco Inter is authorized to commence the operations. The US Branch will directly issue its own credit and debit cards and offer regulated credit products without relying on third-party sponsor banks. The Company intends to migrate its 5.5 million existing global account clients to this new structure, a strategic move designed to optimize the funding mix, lower servicing costs, and support its next phase of international growth. Belo Horizonte, June 5th, 2026 RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer